UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D/AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                               Sino Charter, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   82936L 10 0
                                 (CUSIP Number)

                                 Matthew Hayden
                                 MMH Group, LLC
                              7582 Windermere Court
                            Lake Worth, Florida 33467
                                 (561) 245-5155


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 23, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.      82936L 10 0

           NAMES OF REPORTING PERSONS:

    1      MMH Group, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
           (a)   |_|
           (b)   |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY:
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS):
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e):                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:

           United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER:

    NUMBER OF            0
                   -------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY            2,000,000 shares of common stock
                   -------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER:
    REPORTING
      PERSON             0
                   -------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER:

                         2,000,000 shares of common stock
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           2,000,000 shares of common stock
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS):                                               |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           18.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           OO

CUSIP No.       82936L 10 0

           NAMES OF REPORTING PERSONS:

    1      Matthew Hayden

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
           (a)   |_|
           (b)   |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY:
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS):
           OO
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e):                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER:
    NUMBER OF            0
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY            2,000,000 shares of common stock
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER:
    REPORTING
      PERSON             0
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER:

                         2,000,000 shares of common stock
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           2,000,000 shares of common stock
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS):                                               |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           18.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           IN

 Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock of Sino Charter, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2888 Spring Lake Drive, Davidsonville, Maryland 21035.

Item 2.   Identity and Background.

     This Schedule 13D is being filed on behalf of MMH Group, LLC ("MMH"), a company organized in the State of Florida, and Matthew Hayden (together, the "Reporting Persons"). The address of the principal office of MMH is 7582 Windermere Court, Lake Worth, Florida 33467. The principal business of MMH is investments and consulting.

     Mr. Hayden is the Managing Partner and sole stockholder of MMH. Mr. Hayden's present principle occupation is investor relations and corporate consulting services. His business address is 7582 Windermere Court, Lake Worth, Florida 33467. Mr. Hayden is a citizen of the United States.

     Mr. Hayden is the President, Chief Executive Officer, Chief Financial Officer, Secretary and sole director of the Issuer.

     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     MMH acquired 2,000,000 shares of common stock of the Issuer from Bradley Miller (sole director of the Issuer, and former President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer of the Issuer) in exchange for $82,000 of its own funds.

Item 4.   Purpose of Transaction.

     On August 1, 2008, Bradley Miller (sole director of the Issuer, and former President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer of the Issuer) entered into a stock purchase agreement (the "Stock Purchase Agreement") with MMH. Pursuant to the terms and conditions of the Stock Purchase Agreement, MMH acquired 10,000,000 shares of common stock of the Issuer or approximately 91.1% of the issued and outstanding shares of common stock of the Issuer. The transaction contemplated by the Stock Purchase Agreement closed on August 4, 2008. Simultaneously with the closing of this transaction, MMH sold 2,400,000 of the shares to Ancora Greater China Fund, L.P. in exchange for $98,400, and sold 5,600,000 of the shares to Pope Investments II, LLC in exchange for $229,600. The net result of these transactions was that MMH owns 2,000,000 shares of common stock of the Issuer or approximately 18.2% of the issued and outstanding shares of common stock of the Issuer. MMH paid $82,000 for these shares. There are no material relationships between the Issuer or its affiliates, other than in respect of the Stock Purchase Agreement. The Reporting Persons have no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

Item 5.   Interest in Securities of the Issuer.

     (a) MMH owns 2,000,000 shares of common stock of the Issuer (constituting 18.2% of the Issuer's issued and outstanding common stock), acquired on August 4, 2008 pursuant to the Stock Purchase Agreement. In connection with his position as Managing Partner and sole stockholder of MMH, Mr. Hayden may be deemed to beneficially own the 2,000,000 shares of common stock of the Issuer owned by MMH.

     (b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of, the 2,000,000 shares of common stock of the Issuer that MMH owns.

     (c) Transactions in the securities effected during the past sixty days:
None, other than the transactions described in Item 4 of this Schedule 13D/A.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by MMH.

     (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the Stock Purchase Agreement and simultaneous transfer of shares described in Item 4 of this Schedule 13D/A there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.   Material to Be Filed as Exhibits.

     Exhibit A     Agreement Regarding the Joint Filing of Schedule 13D/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2008                        MMH GROUP, LLC

                                          /s/ Matthew Hayden
                                          --------------------------------------
                                          Matthew Hayden
                                          Managing Partner


September 22, 2008                        MATTHEW HAYDEN

                                          /s/ Matthew Hayden
                                          --------------------------------------
                                          Matthew Hayden, Individually

                                    EXHIBIT A


                             Joint Filing Agreement


The undersigned hereby agree as follows:

     (i) Each of the undersigned is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

     (ii) Each of the undersigned is responsible for the timely filing of such
Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                          MMH GROUP, LLC

Date:  September 22, 2008                 By:    /s/ Matthew Hayden
      --------------------------          --------------------------------------

                                          Name:  Matthew Hayden
                                          Title:




Date: September 22, 2008                  /s/ Matthew Hayden
      --------------------------          --------------------------------------

                                          Matthew Hayden